

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 26, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of GOLD ROYALTY CORP., under the Exchange Act of 1934:

- Common shares, no par value
- Warrants, each warrant exercisable for one common share at an exercise price of $7.50

Sincerely,